UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 50396 / September 16, 2004

ADMINISTRATIVE PROCEEDING
File No. 3-11512

In the Matter of Cybergate, Inc., Cyber Tennis, Inc., Cyberwholesale, Inc., CathayOne, Inc., eLocity, Inc., Golden Opportunity Development Corp.,J. A. B. Int'l, Inc.,Maxx Int'l, Inc.,Oasis Resorts Int'l, Inc.,Rollerball Int'l, Inc., U.S. Homes & Properties, Inc., Wichita Development Corp., Youthline USA, Inc., and ATC II, Inc., Respondent.	ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934 AS TO J. A. B. INTERNATIONAL, INC.

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by J. A. B. International, Inc. ("J. A. B. International" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 8, 2004, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to J. A. B. International, Inc. ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

1. J. A. B. International (CIK No. 715583), a Nevada corporation based in Winter Park, Florida, is a mining company. The common stock of the company has been registered under Exchange Act Section 12(g) since August 10, 1984. The stock is quoted on the Pink Sheets (symbol "JABI").

2. J. A. B. International has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, while its common stock was registered with the Commission in that it has not filed a periodic report since the period ending September 30, 2002.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanctions specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of J. A. B. International's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Jonathan G. Katz
Secretary